Exro to Showcase Next-Generation EV Technology in Demonstration Vehicles for the First Time at CES 2022

•Exro will exhibit at CES in Las Vegas, Nevada, from January 5-8, 2022, at booth number 6019.
•At its booth, Exro will unveil three next-generation electric vehicle demonstrators that have been retrofitted with its Coil Driver technology to improve performance and versatility. Exro will also demo its second-life energy storage technology and be accompanied at the booth by key partners, including global automobile parts manufacturer Linamar that’s optimizing its e-axle with Exro’s Coil Driver technology.
•Exro is targeting to connect with key stakeholders and decision-makers at the event, as well as engage with the end-user market about how Exro is influencing the future of electric mobility.

Calgary, Alberta (December 8, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that it will be exhibiting next-generation electric vehicle (EV) technology at the Consumer Electronics Show (CES®) from January 5-8, 2022, in Las Vegas, Nevada. Exro’s Coil Driver and Energy Storage System (ESS) technologies will be on display and attendees will experience how these innovations can improve the cost and performance of EVs, and the charging and energy storage infrastructure that will support their adoption at scale.

Exro’s Coil Driver electronically switches the motor coil configuration in real time, seamlessly and under demand. The intelligent coil switching establishes a greater depth of control of an electric motor using the coils already installed. Several partners are already leveraging the technology including Linamar, Potencia Industrial, a European electric compact car company, SEA Electric, Zero Motorcycles and LAND Motorcycles. The Coil Driver also has the potential to reduce the cost and complexity of deploying EV charging infrastructure at scale, and streamline Vehicle to Grid (“V2G”) capabilities for grid resilience and reliability benefits.

Exro’s patented Battery Control System (BCS) optimizes EV batteries and repurposes them into a second life. The battery cells in an EV reach end of life within 8-12 years, depending on battery conditions. Exro’s unique BCS technology extends them into second life for an extra 5-10 years in an ESS application, which enables greater use of existing resources and recycling to promote a circular economy. Exro will be exhibiting these technologies in the Las Vegas Convention Center West Hall at booth number 6019. The booth will feature three sections:
1.Exro-owned vehicle demonstrators: On display, an electric Polaris Ranger Utility Terrain Vehicle (UTV) and Zero Motorcycle will feature Exro’s 100 Volt Coil Drive System, and an electric Humvee will showcase Exro’s 800 Volt Coil Drive System. The Exro-owned vehicle demonstrators will provide insight into how these three EVs can outperform their equivalents, simply by adding Exro technology inside.
2.Technologies: CES attendees can learn more about Exro’s Coil Driver and Battery Control System technologies and how these innovations promote consumer benefits including enhanced EV performance, DC fast-charging capabilities, reduced system costs and Vehicle-to-everything (V2X) capabilities.
3.Partners: Exro is proud to be joined at the booth by key partners, including Linamar Corporation ("Linamar"). Linamar will showcase its next-generation eAxle that utilizes Coil Driver technology to improve cost and performance.

"Exro is thrilled to exhibit this year at CES among some of the leading automotive brands,” said Richard Meaux, COO at Exro. “CES is one of the most influential technology events in the world and is a grand stage for showcasing breakthrough vehicle technologies. This event offers an opportunity to present Exro’s next-generation EV technology to key stakeholders and decision-makers, while engaging with the end-consumer market about how Exro is enhancing the future of electric mobility.”

Exro welcomes all attendees to come by its booth to enjoy its hospitality area while learning more about the Company’s next-generation EV technologies. To coordinate an on-site press briefing or explanation of a live product demonstration at our booth, please contact media@exro.com.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
In particular, this news release contains forward-looking statements pertaining to the following:
•Exro’s business plans, outlook and strategy; and
•Exro’s expectation with respect to connect with key stakeholders and decision-makers of the EV industry at CES.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this press release.